Contact

www.linkedin.com/in/erichowerton
(LinkedIn)

Top Skills

Social Media Marketing

SEO

Digital Marketing

Languages

English

Honors-Awards

Forty Under 40 2016

Walstreet Member of the Year - 2015

Leadership Arkansas Class XI - 2016

Celebrate Magazine Very Best in Business 2017

5th Annual Excellence in Business Awards

Publications

MARKENDISING

Get Out Magazine

Eric Howerton

Co-founder & CGO of AdFury.ai; Founder & CEO of PodcastVideos.com
Greater Fayetteville, AR Area

Summary

Your soul is oftentimes a battlefield, upon which your reason and your judgment wage war against your passion and your appetite.

Would that I could be the peacemaker in your soul, that I might turn the discord and the rivalry of your elements into oneness and melody.

But how shall I, unless you yourselves be also the peacemakers, nay, the lovers of all your elements?

Your reason and your passion are the rudder and the sails of your seafaring soul.

If either your sails or your rudder be broken, you can but toss and drift, or else be held at a standstill in mid-seas.

For reason, ruling alone, is a force confining; and passion, unattended, is a flame that burns to its own destruction.

Therefore let your soul exalt your reason to the height of passion, that it may sing;

And let it direct your passion with reason, that your passion may live through its own daily resurrection, and like the phoenix rise above its own ashes.

I would have you consider your judgment and your appetite even as you would two loved guests in your house.

Surely you would not honour one guest above the other; for he who is more mindful of one loses the love and the faith of both.

Among the hills, when you sit in the cool shade of the white poplars, sharing the peace and serenity of distant fields and meadows — then let your heart say in silence, “God rests in reason.”

And when the storm comes, and the mighty wind shakes the forest, and thunder and lightning proclaim the majesty of the sky, — then let your heart say in awe, “God moves in passion.”

And since you are a breath in God’s sphere, and a leaf in God’s forest, you too should rest in reason and move in passion.

"Reason and Passion", by Kahlil Gibran

Experience

AdFury.ai
Co-founder & Chief Growth Officer
January 2025 - Present (11 months)
Rogers, Arkansas, United States

PodcastVideos.com
Founder & CEO
April 2024 - Present (1 year 8 months)
Rogers, Arkansas, United States

Love More Records
Owner & CEO
August 2023 - Present (2 years 4 months)
Bentonville, Arkansas, United States

Doing Business in Bentonville
Owner & Chief Executive Officer
January 2023 - Present (2 years 11 months)
Rogers, Arkansas, United States

Big Talk About Small Business
Co-host
July 2023 - January 2025 (1 year 7 months)
Rogers, Arkansas, United States

Talk the entrepreneur smack with my co-host Mark Zweig

Flywheel

14 years 4 months

Head of Walmart Innovations

July 2023 - April 2024 (10 months)

Rogers, Arkansas, United States

Founder & Chief Growth Officer (WhyteSpyder)

August 2019 - April 2024 (4 years 9 months)

Rogers, Arkansas, United States

Founder & Chief Executive Officer (WhyteSpyder)

January 2010 - August 2019 (9 years 8 months)

Fayetteville, Arkansas Area

We're digital shopper experts. We develop tech, strategy and content that helps brands and retailers increase online traffic and sales. First, our technology listens to shoppers by gathering data across multiple retailers, social and search channels. Next, we interpret that data and create an item page strategy that understands what's relevant to shoppers. Then, we leverage our strategy to create content, like descriptions, images and rich media, that speaks with robots and shoppers. Our full-service work has proven to increase sales by as much as 74%.

Values: Commitment, Adaptation, Excellence, Relationships, Integrity, Compassion

Mission: We prosper businesses by delivering perfect, fast and beneficial digital marketing that drives awareness and increases conversions.

Vision: Rigorously solving industry problems through the team efforts of curious, ambitious, dynamic, compassionate people who are dedicated to using honest business as a force for good: developing career growth, financial freedom, quality time to pursue passions and community progress.

Zweig Group

Chief Operating Officer

August 2010 - January 2012 (1 year 6 months)

Since 1988, Zweig Group has helped leaders in the architecture, engineering and environmental consulting industries achieve business and personal goals through an array of publications, services, events, newsletters, market research reports, seminars, business conferences and management consulting services covering virtually every aspect of business management.

I was fortunate to work directly with Zweig Group Founder and CEO Mark C. Zweig throughout my tenure at Zweig Group. A true-blooded entrepreneur, visionary and leader, Mark taught me many valuable insights into management, marketing and operations. I learned how to speak “with” audiences versus “at” them through Mark - one of the most gifted writers and storytellers I have ever met. Mark also demonstrated to me the importance of connections and fair business practices as he created significant business opportunities for the company and sat on many boards throughout the country.

My core responsibilities as chief operating officer with Zweig Group included oversight of the marketing, publishing and eLearning divisions and personnel, supplier negotiations and corporate contracts/agreements. I also managed the acquisition and transition of eight employees, fifteen contractors and multiple assets of a publishing group acquired by Zweig Group.

Now Creative, Inc.

Founder & President

August 2001 - December 2010 (9 years 5 months)

Fayetteville, Arkansas, United States

Now Creative was a creative consulting company with a focus in marketing strategy, branding, publishing, creative design, printing, photography, and digital marketing. Now Creative won two international design awards in 2008 for integrated marketing campaigns.

My core responsibilities as founder and president at Now Creative included everything from business development, management, account services, design and photography. Now Creative took deep measures in discovering genuine and impactful creativity – going to great lengths for custom product, advertising and commercial photography and premium printing solutions.

I am also pleased to have been an owner of a company throughout the downturn of the economy in 2008. Like most businesses during that period, sales and opportunities suffered. However, because of this experience, I have found deeper respect of macroeconomic influences and have matured as a businessperson.

Get Out Magazine

Founder & Publisher

1999 - 2001 (2 years)

Get Out Magazine was a bi-monthly publication about outdoor recreation in Arkansas. Each issue educated readers about the travel opportunities, beauty and history of the Natural State. Known for its high impact photography and useful editorial, Get Out Magazine became an identity for Arkansas residents that loved the great outdoors.

My core responsibilities with Get Out Magazine included publishing, editorial, advertising, distribution and subscription sales. Within one year, we were able to attract over 1,200 paid subscribers and retail distribution throughout the state. I was the founder of the publication at the ripe age of 22 – full of passion to communicate the Arkansas outdoors. As a result of starting the publication, I found my lifelong passion in business and marketing.

Education

Arkansas State University

Bachelor of Science, Photojournalism · (1995 - 2000)

Jonesboro High School

· (1993 - 1995)